POLYMET MINING CORP.
(a development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 October 2010

U.S. Funds

Suite 390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at 31 October and 31 January
All figures in Thousands of U.S. Dollars
(unaudited)

	31 October	31 January
ASSETS	2010	2010
Current
Cash and equivalents	$4,994	$21,282
Accounts receivable and advances	96	88
Investment	88	140
Prepaid expenses	746	512
	5,924	22,022
Deferred Financing Costs (Note 11c))	-	1,794
Mineral Property, Plant and Equipment (Notes 3 and 4)	128,993	115,832
	$134,917	$139,648

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,876	$2,953
Current portion of long term debt (Note 5)	2,000	2,000
Current portion of asset retirement obligation (Note 6)	992	756
	4,868	5,709

Long term
Long term debt (Note 5)	7,050	8,529
Convertible debt (Note 7)	26,730	25,253
Asset retirement obligation (Note 6)	2,492	2,590
	41,140	42,081

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	132,881	132,066
Contributed Surplus – (Note 8d))	35,991	36,979
Accumulated Other Comprehensive Income	17	71
Deficit	(75,112)	(71,549)
	93,777	97,567
Total Liabilities and Shareholders’ Equity	$134,917	$139,648

Nature of Business and Liquidity Risk (Note 1)
Subsequent Events (Notes 3, 7 and 8e))
Contingent Liabilities and Commitments (Notes 4, 6 and 11)

ON BEHALF OF THE BOARD:

”William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars except per share amounts
(unaudited)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31 October	31 October	31 October	31 October
	2010	2009	2010	2009
General and Administrative
Amortization	$8	$9	$23	$23
Asset retirement obligation accretion	97	104	283	300
Consulting fees	16	7	32	25
Exploration	-	-	193	-
Financing costs write-off (Note 11c))	-	-	1,830	-
Investor relations and financing	4	156	63	277
Office and corporate wages	297	299	947	880
Professional fees	36	22	135	121
Shareholders’ information	48	68	255	207
Stock-based compensation (Notes 8 b) and c))	(203)	97	(169)	882
Transfer agent and filing fees	25	17	87	42
Travel	50	104	204	224
	378	883	3,883	2,981
Other Expenses (Income)
Interest income, net	29	(1)	27	(4)
Loss (gain) on foreign exchange	(8)	(12)	(40)	(12)
Future income tax recovery (Note 8e))	(171)	-	(171)	-
Rental income	(18)	(29)	(136)	(107)
	(168)	(42)	(320)	(123)

Loss for the Period	$210	$841	$3,563	$2,858

Other Comprehensive Income
Unrealized gain (loss) on investment	19	37	(54)	96
Comprehensive Loss	191	804	3,617	2,762

Loss for the Period	210	841	3,563	2,858
Deficit – Beginning of the Period	74,902	63,999	71,549	61,982

Deficit – End of the Period	$75,112	$64,840	$75,112	$64,840

Basic and Diluted Loss per Share	$0.00	$0.01	$0.02	$0.02

Weighted Average Number of Shares	149, 463,703	139,078,875	149,167,531	138,467,337

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Changes in Shareholders’ Equity

All figures in Thousands of U.S. Dollars except per share amounts

Common Shares (Note 8 )

					Other
	Authorized			Contributed	Comprehensive
	Shares	Shares	Amount	Surplus	Income	Deficit	Total
Balance – 31 January 2009	Unlimited	137,303,875	$105,312	$27,549	$-	$(62,526)	$70,335
Loss for the year	-	-	-	-	-	(9,023)	(9,023)
Other comprehensive income for the period	-	-	-	-	71	-	71
Shares and warrants issued:
Equity offering and issuance costs	-	9,433,962	24,501	-	-	-	24,501
Exercise of options	-	775,000	477	-	-	-	477
Fair value of stock options exercised	-	-	307	(307)	-	-	-
Exercise of warrants	-	167,954	494	-	-	-	494
Fair value of warrants exercised	-	-	254	(254)	-	-	-
Convertible debt – conversion factor and warrants (Note 7)	-	-	-	352	-	-	352
Accrual of Milestones 2 and 4 Bonus Shares (Note 11)	-	-	-	4,200	-	-	4,200
Amendment to previously issued warrants (Notes 7 and 8e))	-	-	-	4,920	-	-	4,920
Issuance of Milestone 2 Bonus Shares (Note 11)		1,300,000	721	(721)	-	-	-
Stock-based compensation (Note 8c))	-	-	-	1,240	-	-	1,240
Balance – 31 January 2010	Unlimited	148,980,791	$132,066	$36,979	$71	$(71,549)	$97,567
Loss for the period	-	-	-	-		(3,563)	(3,563)
Other comprehensive income for the period	-	-	-	-	(54)	-	(54)
Shares and warrants issued:
Exercise of options	-	545,000	516	-	-	-	516
Fair value of stock options exercised	-	-	299	(299)	-	-	-
Milestone 4 Bonus Share cost amortization (Note 11)	-	-	-	(457)	-	-	(457)
Future income tax recovery (Note 8e))	-	-	-	(171)	-	-	(171)
Stock-based compensation (Note 8c))	-	-	-	(61)	-	-	(61)
Balance – 31 October 2010	Unlimited	149,525,791	$132,881	$35,991	$17	$(75,112)	$93,777

Figures since 31 January 2010 unaudited, prepared by management

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars
(unaudited)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31 October	31 October	31 October	31 October
	2010	2009	2010	2009
Operating Activities
Loss for the period	(210)	(841)	(3,563)	(2,858)
Items not involving cash
Amortization	8	9	23	23
Asset retirement obligation accretion	97	104	283	300
Financing costs write-off	-	-	1,830	-
Stock-based compensation	(203)	97	(169)	882
Future income tax recovery	(171)	-	(171)	-
Changes in non-cash working capital
Accounts receivable and advances	6	(26)	(8)	(51)
Prepaid expenses	(47)	(14)	(234)	138
Accounts payable and accrued liabilities	(155)	281	(525)	515
Net cash (used in) operating activities	(675)	(390)	(2,534)	(1,051)

Financing Activities
Share capital – for cash	321	-	516	231
Convertible debt	-	4,988	-	9,944
Deferred financing costs	-	(224)	(36)	(249)
Long-term debt repayment	(500)	(250)	(1,500)	(750)
Net cash provided by (used in) financing activities	(179)	4,514	(1,020)	9,176

Investing Activities
Purchase of mineral property, plant and equipment	(3,771)	(4,450)	(12,734)	(12,553)
Net cash used in investing activities	(3,771)	(4,450)	(12,734)	(12,553)

Net Decrease in Cash and Cash
Equivalents Position	(4,625)	(326)	(16,288)	(4,428)

Cash and Cash Equivalents Position – Beginning of Period	9,619	3,252	21,282	7,354

Cash and Cash Equivalents Position – End of Period	4,994	2,926	4,994	2,926

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business and Liquidity Risk

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources Ltd. to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

Liquidity Risk

These interim unaudited consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

In the past the Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its ongoing financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained, which will allow the Company to raise additional capital to construct its mine and commence commercial production. In the event that currently available resources are not sufficient to meet these obligations, the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

Subsequent to the end of the quarter, the Company entered into an agreement with Glencore AG ("Glencore") whereby Glencore will purchase $30 million of the Company's common stock in three tranches, the exact timing to reflect the Company's funding requirements under a budget that has yet to be finalized (Note 7). Glencore has previously invested $50 million into PolyMet in the form of equity and debt in a total of six separate tranches.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

2.	Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of PolyMet have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statement set forth herein have been made. The unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2010. Significant differences from United States generally accepted accounting principles are disclosed in Note 13.

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The original term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The Company has renewed the lease by making annual payments of $150,000 on or before each anniversary through January 2011.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet intends to acquire surface rights through a land exchange with or direct acquisition of surface rights from the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

4.	Mineral Property, Plant and Equipment

Details are as follows:

	31 October	31 January
	2010	2010
	Net Book	Net Book
31 October 2010	Value	Value
Mineral Property Acquisition and Interest Costs	$40,361	$38,613
Mine Plan and Development	28,660	25,470
Environmental	24,322	19,537
Consulting and Wages	20,628	18,788
Operations	9,041	7,641
Mine Equipment	4,071	3,790
Asset Retirement Obligation	1,637	1,781
NorthMet Project	128,720	115,620
Leasehold improvements	10	17
Computers	220	142
Furniture and equipment	43	53
	128,993	$115,832

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cleveland Cliffs Inc. (NYSE:CLF) (“Cliffs”).

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment of the notes payable was paid on 30 June 2008 (Note 5).

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price, totalling 2 million shares and $15 million in cash and debt, was in four tranches:

  2 million shares of PolyMet, paid at closing;
  $1 million in cash, paid at closing;
  $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and
  $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest was payable until 31 December 2009 after which it is payable quarterly at the Wall Street Journal Prime Rate. Accordingly the debt was fair valued, for balance sheet purposes, by discounting it at 8.25%.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

4.	Property, Plant and Equipment - continued

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,484,000 (Note 6) less accretion of $1,842,000 charged to deficit has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion on the long-term and convertible debt to 31 October 2010 in the amount of $6,324,000 (31 January 2010 - $4,608,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 October 2010.

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary, Poly Met Mining, Inc. (“PolyMet US”), signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest was payable on the third note until 31 December 2009. Accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control. As at 31 October 2010 the outstanding long term debt was as follows:

	31 October	31 January
	2010	2010

Notes payable	$9,000	$10,499
Accrued interest	50	30
Total debt	9,050	10,529
Less current portion	(2,000)	(2,000)

Long term debt	$7,050	$8,529

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 October 2010 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies. The Company’s estimate of the fair value of the asset retirement obligation at 31 October 2010 was $3,484,000 (31 January 2010 - $3,346,000). These were based upon a 31 October 2010 undiscounted future cost of $21.5 million for the first Cliffs transaction and $1.9 million for Cliffs II, an annual inflation rate of 2.00%, a credit-adjusted risk free interest rate of 12.00%, a mine life of 20 years and a reclamation period of 9 years.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines, which has been approved by the MPCA, and Short Term Mitigation Plans which have not yet been formally approved. As part of its prior transactions with Cliffs (Note 4), PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities. As such, the Company has included its best estimate of the liabilities related to this consent decree in its asset retirement obligation for the period ended 31 October 2010.

7.	Convertible Debt

	Nine Months	Year ended
	ended 31 October	31 January
	2010	2010
Balance - Beginning of period	25,253	13,943
Issued	-	10,000
Discount	-	(301)
Financing costs	-	(56)
Accretion and capitalized interest	1,477	1,667
Balance - End of period	26,730	25,253

On 31 October 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on 30 September 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before 30 September 2009, and at Glencore’s option thereafter. At 31 October 2010, $2,239,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Convertible Debt – continued

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between 1 October 2009 and 30 September 2010 would have been at 105% of the then outstanding principal of the Debentures, repayment between 1 October 2010 and 30 September 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008, an additional US$7.5 million of the Debentures were issued on 22 December 2008, US$5 million of the Debentures were issued on 18 June 2009 and US$5 million of the Debentures were issued on 31 August 2009.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, were to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions as well as agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of those parts of the Erie Plant acquired by PolyMet under Asset Agreement II.

On 31 October 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project had produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The Glencore Warrants were to expire on 30 September 2011. If the volume-weighted 20-day average price of PolyMet’s common shares traded at a 50% premium to the then applicable exercise price, Glencore would have had to exercise the warrants within 30 days or the warrants would have expired.

The Company has accounted for the initial US$7.5 million of the Debentures and the Glencore Warrants by allocating the US$7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company has accounted for the second, third and fourth advances of US$7.5 million, US$5 million and US$5 million, respectively, of the Debentures by allocating the principal amounts between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financings of $43,000, $16,000 and $12,000, respectively, have been recorded against the convertible debt.

On 17 November 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the revised terms the Glencore Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 at any time on or before 30 September 2011. If the 20-day volume weighted average price of PolyMet’s shares had been 150% of the exercise price or more ($4.50), and the Final EIS had been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet could have accelerated the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration. The incremental $158,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Separately in November 2009, PolyMet agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, could be exchanged at US$2.65 per share. The first four tranches totalling US$25 million (excluding capitalized interest) that have already been drawn continued to be exchangeable at US$4.00 per share.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

On 12 November 2010, the Company announced that it had renegotiated its debenture financing from Glencore. The agreed amendments to the debenture financing are as follows:

  The maturity date and, therefore accounting for accretion, of the Tranche A-D Debentures has been extended from September 30, 2011 to September 30, 2012. The Issued Debentures were issued in four tranches between October 2008 and September 2009. The total initial principal of the Debentures is US$25 million with US$2.334 million of accrued interest as of October 31, 2010. The Issued Debentures continue to be exchangeable into common shares of PolyMet at US$4.00 per share, as agreed to in 2008.
  Cancellation of Glencore’s commitment to purchase, and the Company’s commitment to issue, US$25 million of Tranche E Debentures which were to be issued upon publication of the Final Environmental Impact Statement, receipt of a term sheet for construction financing, and other customary conditions.
  Cancellation of warrants to purchase 6.25 million common shares of PolyMet at US$3.00 at any time until September 30, 2011 issued to Glencore in connection with Debentures.
  Issuance of warrants to purchase 3 million common shares of PolyMet at US$2.00 at any time until December 31, 2015, issued to Glencore in consideration of the amendments listed above.

Separately, on 12 November 2010, the Company announced that it had entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of US$10 million is expected to close no later than January 17th, 2011;
  Tranche 2 of US$10 million is expected to close no later than October 17th, 2011; and
  Tranche 3 of US$10 million is expected to close on the earlier of a) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and b) October 15th, 2012.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital

	a)	Share Issuances for Cash

During the nine months ended 31 October 2010, the Company issued 545,000 shares (31 October 2009 – 475,000) pursuant to the exercise of stock options for total proceeds of $516,000 (31 October 2009 - $231,000).

	b)	Stock Options

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007 (re- approved on 7 July 2010). The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to seven years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,640,000 common shares are reserved for issuance as awards other than options (Note 11a)).

Details of stock option activity is as follows:

	Nine Months	Year ended
	ended 31	31 January
	October	2010
	2010
Outstanding - Beginning of period	13,075,000	12,615,000
Granted	-	1,585,000
Forfeited	(650,000)	(350,000)
Exercised	(545,000)	(775,000)
Outstanding - End of period	11,880,000	13,075,000

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

As at 31 October 2010, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
5 July 2011	0.65	0.66	800,000
18 October 2011	0.77	0.79	50,000
30 March 2012	0.64	0.65	85,000
1 May 2012	0.83	0.85	350,000
15 June 2012	0.92	0.94	40,000
19 September 2012	1.33	1.36	1,390,000
24 October 2012	1.18	1.20	200,000
5 December 2012	1.13	1.15	200,000
20 March 2013	2.71	2.76	2,650,000
19 June 2013	2.91	2.97	325,000
1 September 2013	3.75	3.82	300,000
22 September 2013	3.44	3.51	75,000
5 January 2014	3.24	3.30	525,000
13 February 2014	2.99	3.05	1,250,000
12 March 2014	2.92	2.98	250,000
23 March 2014	2.89	2.95	50,000
4 September 2014	3.00	3.06	360,000
12 December 2014	3.05	3.11	205,000
11 January 2015	3.03	3.09	70,000
31 January 2015	2.87	2.93	100,000
15 February 2015	2.72	2.77	500,000
2 June 2015	3.92	4.00	100,000
30 July 2015	3.22	3.28	175,000
30 January 2016	0.82	0.84	595,000
17 February 2016	0.82	0.84	1,060,000
15 October 2016	2.67	2.72	115,000
8 January 2017	3.54	3.61	60,000
	2.14	2.19	11,880,000

As at 31 October 2010 all options had vested and were exercisable, with the exception of 1,522,500 which vest upon completion of specific targets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	c)	Stock-Based Compensation

During the nine month period ended 31 October 2010, the Company granted no options to directors, officers, consultants and employees (31 October 2009 – 1,525,000).

During the nine month period ended 31 October 2010, the Company recorded $151,000 for stock based compensation in its accounts as an expense of $43,000 and a debit to mineral property, plant and equipment of $108,000, with the offsetting entries going to contributed surplus. During the three month period ended 31 October 2010, the Company also recorded a debit to contributed surplus and a credit to stock based compensation expense of $212,000 to reverse prior accounting for stock options which had yet to vest and were forfeited in the period.

During the nine month period ended 31 October 2009, the Company recorded $1,116,000 for stock based compensation in its accounts as an expense of $882,000 and a debit to mineral property, plant and equipment of $234,000, with the offsetting entries going to contributed surplus. The balance for the nine months included the amortization of the fair value cost of existing stock options and the impact of the two year extension of the term of all options outstanding at 24 June 2009 ($339,000).

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation costs and warrants issued as well as the debt conversion features, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	Nine Months	Year ended
	ended 31	31 January
	October	2010
	2010
Balance – Beginning of period	$36,979	$27,549
Current period fair value of stock-based compensation	(61)	1,240
Fair value of exchangeable warrants and debt conversion (Note 7)	-	352
Change in fair value of warrants amended (Notes 7 and 8e))	-	4,920
Issuance of Milestone 2 Bonus Shares (Note 11a))	-	(721)
Bonus Shares for Milestones 2 and 4 cost amortization (Note 11a))	(457)	4,200
Future income tax recovery (Note 11c))	(171)	-
Fair value of stock options and warrants exercised during the period	(299)	(561)
Balance – End of period	$35,991	$36,979

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	e)	Share Purchase Warrants

Details of stock purchase warrant activity are as follows:

	31 October 2010		31 January 2010
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of period	15,034,092	3.74	15,370,000	4.74
Cancelled (Notes 7, 8e) and 11c))	(1,100,000)	4.00	(10,260,000)	4.52
Exercised	-	-	(335,908)	3.00
Issued	-	-	4,010,000	3.00
Issued (Note 8a))	-	-	-	-
Issued (Note 7)	-	-	6,250,000	3.00

Warrants outstanding – end of period	13,934,092	3.72	15,034,092	3.74

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus in the year ended 31 January 2009.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	e)	Share Purchase Warrants - continued

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

In November 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December 2010. The incremental $3,757,000 increase in the fair value of the warrants due to the warrant exchange was debited to warrant amendment expense and credited to contributed surplus.

Warrants to purchase 335,908 shares of PolyMet common stock had been exercised prior to August 1, 2010 and, on 31 December 2010 warrants to purchase 3,674,092 shares of PolyMet common stock at $3.00 per share expired.

On 31 October 2008, the Company issued 6,250,000 warrants ("Purchase Warrants") to Glencore as partial consideration under the financing agreement described in Note 7. The warrants entitled Glencore to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants would have expired on September 30, 2011.

On 17 November 2009, the Company amended the terms such that the Purchase Warrants entitled Glencore to purchase 6,250,000 common shares of PolyMet at US$3.00 and expire on September 30, 2011.

On 12 November 2010, the Company cancelled warrants giving Glencore the right to purchase 6,250,000 common shares of PolyMet at US$3.00 at any time until September 30, 2011 and issued warrants giving Glencore the right to purchase 3,000,000 common shares of PolyMet at US$2.00 at any time until December 31, 2015, in consideration of the amendments to the debenture agreements (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	e)	Share Purchase Warrants - continued

On December 16, 2010 the Board of the Iron Range Resources (‘IRR’), a Minnesota State regional economic development agency, approved a $4 million loan to Poly Met Mining, Inc. The loan is awaiting approval by the Governor of the State of Minnesota. Subject to regulatory approval, the Company has also agreed to issue warrants giving the IRR the right to purchase up to 400,000 shares of PolyMet common stock at US$2.50 per share at any time until the earlier of December 31, 2015 and one year after PolyMet receives permits.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 11c). These warrants had an exercise price of US$4.00 per share and expired on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 would have vested. All of the warrants expired on 30 October 2010. The Company recorded a future income tax recovery as the expiration of the warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $171,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	31	31
	October	October
	2010	2009

Consulting fees paid to David Dreisinger, a Director of the Company	$48	$36

During the nine months ended 31 October 2010, the Company paid $48,000 (31 October 2009 - $36,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and it was month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties.

10.	Segmented Information

The Company is in the permitting stage of developing its mineral property in the U.S. and provides for its financing and administrative functions at the Executive Chairman’s office located in Canada. Segmented information on a geographic basis is as follows:

31 October 2010	Canada	U.S.	Consolidated
Segment operating loss (9 months ended)	2,731	832	3,563
Segment operating (income) loss (3 months ended)	(36)	246	210
Identifiable assets	4,868	130,049	134,917

31 October 2009	Canada	U.S.	Consolidated
Segment operating loss (9 months ended)	2,258	600	2,858
Segment operating loss (3 months ended)	542	299	841
Identifiable assets	3,708	111,647	115,355

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

11.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 October 2010, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in the future. To 31 October 2010, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	(ii) issued
Milestone 4	3,640,000	(iii) and (iv)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders and capitalized $714,000 to Property, Plant and Equipment.

(ii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

11.	Contingent Liabilities and Commitments - continued

(iv)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on 17 June 2008. During the nine months ended 31 October 2010, the Company recorded a negative $457,000 related to Milestone 4 (31 October 2009 - $2,882,000), these amounts were credited to Mineral Property, Plant and Equipment. The current period reversal includes $1,682,000 representing the forfeiture of entitlement to bonus shares by individuals upon resignation or not continuing to stand as Directors of the Company.

b)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP advised and assisted PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 would have vested. These warrants expired on 30 October 2010.

The Company decided to review alternatives for construction financing and decided not to renew its current agreement with BNPP which expired on 31 July 2010. As such, the $1,830,000, of which $1,197,000 was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset has been written off to the consolidated statement of loss in the second quarter of this year. On 30 October, 2010 the warrants expired. As such, PolyMet recorded a future income tax recovery relating to the transfer of the tax benefit of the warrants from the former holders to the Company of $171,000 in the third quarter of this year.

d)

On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,668,000 including the amount that the Company has capitalized related to an account payable of $447,000 for the full value of the parts.

e)

On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f)	On 31 October 2010, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $1,300,000 predominantly due over the next year.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	31 October	31 January
	2010	2010
Held-for-trading (1)	$4,994	21,282
Available-for-sale	88	140
Loans and receivables	96	88
Other financial liabilities (2)	37,656	38,735

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - continued

As at 31 October 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 October	31 January
	2010	2010
Held-for-trading (1)	$142	$157
Available-for-sale	88	140
Loans and receivables	53	25
Other financial liabilities (2)	(136)	(302)

	$147	$20

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 October 2010, a 10% change in the Canadian / United States exchange rate would impact the Company’s loss by $15,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets of $4,994,000.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. Additional information relating to liquidity risk is disclosed in Note 1.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at 31 October 2010, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 October	31 January
	2010	2010
Held-for-trading (1)	$4,994	$21,282
Other financial liabilities (2)	35,780	35,782

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 5) and convertible debt (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment which is immaterial.

As at 31 October 2010, the Company is exposed to investment risk through the following assets:

	31 October	31 January
	2010	2010
Available-for-sale (1)	$88	$140

(1)	Includes investment.

Fair Value Measurements

PolyMet’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Investments in marketable securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Unobservable (supported by little or no market activity) prices.

Cash equivalents are recorded at face value. Accounts receivable and advances are short-term in nature and represent the initial price of the good or service. Long term and convertible debt have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account the collateral involved.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - Continued

The fair values of our financial assets and liabilities at 31 October 2010 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value
Assets
Cash and equivalents	-	4,994	-	4,994	4,994
Accounts receivable and advances	-	96	-	96	96
Investment	88	-	-	88	88
	88	5,090	-	5,178	5,178
Liabilities
Accounts payable and accrued liabilities	-	1,876	-	1,876	1,876
Current portion of long term debt	-	2,000	-	2,000	2,000
Long term debt	-	7,050	-	7,050	7,050
Convertible debt	-	26,730	-	26,730	26,730
	-	37,656	-	37,656	37,656

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - Continued

Capital Management

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the Definitive Feasibility Study and taking into account the current permitting process the Company is in, PolyMet will require additional funds through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required both to fund to the start of construction and to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through 31 October 2011 (Note 1), it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. U.S. GAAP also requires additional disclosures which are set out in this financial statement note. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP the conversion feature is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders’ equity as at 31 October 2010 and 31 January 2010.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles -Continued

The effects of the above difference in accounting principle on convertible debt and shareholders’ equity are as follows:

	31 October	31 January
	2010	2010
Convertible Debt – Canadian GAAP basis	$26,730	$25,253
Convertible Debt – US GAAP basis	$26,980	$25,503
Shareholders’ Equity – Canadian GAAP basis	$93,777	$97,567
Shareholders’ Equity – US GAAP basis	$93,527	$97,317

(b)	Development Stage Company

The Company meets the definition of a development stage enterprise under United States Accounting Standard Codification (“ASC”) 915 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 7), Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under this standard. Management has determined, in accordance with ADC 915, that the Company was dormant for a period to 31 January 2002, as such the required disclosures have been included commencing from 1 February 2003.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles -Continued

Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
Cumulative from 1 February 2003 to 31 October 2010

Cumulative
from 1
February
2003 to 31
October 2010

Pre-feasibility Costs	21,679

General and Administrative
Amortization	154
Asset retirement obligation accretion	1,848
Consulting fees	3,068
Exploration	193
Financing costs write-off	1,830
Investor relations and financing	1,325
Office and corporate wages	7,225
Professional fees	2,769
Shareholders’ information	1,405
Stock-based compensation	11,162
Transfer agent and filing fees	817
Travel	2,568
Warrant amendment	5,464
39,828
Other Expenses (Income)
Interest income, net	(1,878)
Loss (gain) on foreign exchange	(201)
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Future income tax recovery	(171)
Investment loss	2,415
Rental income	(563)
(609)

Cumulative Loss for the Period	60,898

Other Comprehensive Income
Unrealized gain (loss) on investment	(17)
Comprehensive Loss	60,881

Deficit Beginning of the Period	14,214

Deficit End of the Period	75,112

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited)
Cumulative from 1 February 2003 to 31 October 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance – 31 January 2003		32,657,526	14,183	-	-	(14,214)	(31)
Loss for the year		-	-	-	-	(147)	(147)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.09	11,708,318	999	-	-	-	999
Share subscriptions received	-	-	763	-	-	-	763
Exercise of warrants	0.08	486,610	41	-	-	-	41
Exercise of options	0.06	89,600	5	-	-	-	5
Shares issued to settle debt	0.07	50,000	4	-	-	-	4
Stock-based compensation		-	-	55	-	-	55
Balance 31 January 2004		44,992,054	15,995	55	-	(14,361)	1,689
Loss for the year	-	-	-	-	-	(4,416)	(4,416)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.58	2,955,626	1,715	-	-	-	1,715
Share subscriptions received	-	-	(763)	-	-	-	(763)
Exercise of warrants	0.16	5,277,573	829	-	-	-	829
Exercise of options	0.07	1,088,400	81	-	-	-	81
Shares issued for property	0.23	1,000,000	229	-	-	-	229
Stock-based compensation	-	-	-	993	-	-	993
Fair value of stock options exercised	-	-	42	(42)	-	-	-
Shares allotted for exercise of warrants	0.12	224,925	26	-	-	-	26
Shares allotted for bonus	0.55	1,590,000	873	-	-	-	873
Balance 31 January 2005		57,128,578	19,027	1,006	-	(18,777)	1,256

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 October 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance 31 January 2005 (brought forward)		57,128,578	19,027	1,006	-	(18,777)	1,256
Loss for the year	-	-	-	-	-	(15,976)	(15,976)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.66	29,347,568	15,827	3,653	-	-	19,480
Exercise of warrants	0.58	5,700,628	3,296	-	-	-	3,296
Exercise of options	0.11	1,795,852	197	-	-	-	197
Shares issued for property	1.22	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	3,523	-	-	3,523
Fair value of stock options exercised	-	-	98	(98)	-	-	-
Balance 31 January 2006		100,173,173	46,009	8,084	-	(34,753)	19,340
Loss for the year	-	-	-	-	-	(18,126)	(18.126)
Issuance of shares for bonus	0.55	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	0.98	14,662,703	17,963	(3,653)	-	-	14,310
Exercise of options	0.35	2,193,000	765	-	-	-	765
Shares issued for property	3.08	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	4,723	-	-	4,723
Warrants issued for deferred financing costs	-	-	-	1,197	-	-	1,197
Fair value of stock options exercised	-	-	737	(737)	-	-	-
Balance – 31 January 2007		121,378,876	72,923	9,614	-	(52,879)	29,658

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 October 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance – 31 January 2007 (brought forward)		121,378,876	72,923	9,614	-	(52,879)	29,658
Loss for the year	-	-	-	-	-	(4,124)	(4,124)
Shares and warrants issued:
Exercise of options	0.66	462,200	303	-	-	-	303
Fair value of stock options exercised	-	-	212	(212)	-	-	-
Private placement, net of finders’ fees and issuance costs	2.61	15,149,999	31,177	8,346	-	-	39,523
Stock-based compensation	-	-	-	3,077	-	-	3,077
Balance – 31 January 2008		136,991,075	104,615	20,825	-	(57,003)	68,437
Loss for the year	-	-	-	-	-	(5,523)	(5,523)
Shares and warrants issued:
Exercise of options	1.45	312,800	452	-	-	-	452
Fair value of stock options exercised	-	-	245	(245)	-	-	-
Convertible debt – conversion factor and warrants	-	-	-	441	-	-	441
Milestones 2 and 4 Bonus Shares cost amortization	-	-	-	3,912	-	-	3,912
Amendment to previously issued warrants	-	-		544	-	-	544
Stock-based compensation	-	-	-	1,822	-	-	1,822
Balance – 31 January 2009		137,303,875	105,312	27,299	-	(62,526)	70,085

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 October 2010

					Accumulated
					Other
	Issue Price				Comprehensive
	Per Share	Shares	Amount	Contributed Surplus	Income	Deficit	Total
Balance – 31 January 2009 (brought forward)		137,303,875	105,312	27,299	-	(62,526)	70,085
Loss for the year	-	-	-	-	-	(9,023)	(9,023)
Other comprehensive income for the year	-	-	-	-	71	-	71
Shares and warrants issued:
Equity offering and issuance costs	2.60	9,433,962	24,501	-	-	-	24,501
Exercise of options	0.62	775,000	477	-	-	-	477
Fair value of stock options exercised	-	-	307	(307)	-	-	-
Exercise of warrants	2.94	167,954	494	-	-	-	494
Fair value of warrants exercised	-	-	254	(254)	-	-	-
Convertible debt – conversion factor	-	-	-	352	-	-	352
Milestones 2 and 4 Bonus Shares cost amortization	-	-	-	4,200	-	-	4,200
Amendment to previously issued warrants	-	-	-	4,920	-	-	4,920
Issuance of Milestone 2 Bonus Shares	0.55	1,300,000	721	(721)	-	-	-
Stock-based compensation	-	-	-	1,240	-	-	1,240
Balance – 31 January 2010		148,980,791	132,066	36,729	71	(71,549)	97,317
Loss for the period	-	-	-	-	-	(3,563)	(3,563)
Other comprehensive income for the period	-	-	-	-	(54)	-	(54)
Shares and warrants issued:
Exercise of options	0.95	545,000	516	-	-	-	516
Fair value of stock options exercised	-	-	299	(299)	-	-	-
Milestone 4 Bonus Shares cost amortization	-	-	-	(457)	-	-	(457)
Future income tax recovery	-	-	-	(171)	-	-	(171)
Stock-based compensation	-	-	-	(61)	-	-	(61)
Balance – 31 October 2010		149,525,791	132,881	35,741	17	(75,112)	93,527

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Cash Flows
Cumulative from 1 February 2003 to 31 October 2010

Cumulative
from 1
February
2003 to 31
October
2010
(unaudited)
Operating Activities
Loss for the period	$(60,898)
Items not involving cash
Consulting fees and Office and Corporate wages	2,161
Amortization	154
Asset retirement obligation	1,848
Financing costs write-off	1,830
Future income tax recovery	(171)
Investment loss	2,415
Stock-based compensation	11,162
Warrant amendment	5,464
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Changes in non-cash working capital items
Accounts receivable and advances	(90)
Prepaid expenses	(746)
Accounts payable and accrued liabilities	185
Net cash used in operating activities	(36,897)

Financing Activities
Share capital - for cash	107,246
Long-term debt repayment	(7,400)
Convertible debt	24,277
Share subscriptions received	763
Deferred financing costs	(633)
Net cash provided by financing activities	124,253

Investing Activities
Purchase of investment	(2,495)
Proceeds on disposal of equipment	33
Proceeds on sale of resource property	220
Purchase of mineral property, plant and equipment	(80,123)
Net cash used in investing activities	(82,365)

Net Increase (Decrease) in Cash and Cash Equivalents Position	4,991
Cash and Cash Equivalents Position - Beginning of Period	3
Cash and Cash Equivalents Position - End of Period	$4,994

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Schedules of Pre-Feasibility Costs
Cumulative from 1 February 2003 to 31 October 2010

Cumulative
from 1
February
2003 to 31
October
2010
(unaudited)

Direct
Camp and general	$298
Consulting fees	1,846
Drilling	3,169
Engineering	1,441
Environmental	6,130
Geological and geophysical	303
Land lease, taxes and licenses	469
Metallurgical	2,275
Mine planning	3,597
Permitting	321
Plant maintenance and repair	725
Sampling	1,001
Scoping study	104

Cumulative Total Costs for the Period	$21,679

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

(c)	Mineral Rights

The total amount paid for mineral rights to 31 October 2010 was $1,775,000.

(d)	Accounts Payable

The components of accounts payable and accrued liabilities as at 31 October are as follows:

	31 October	31 January
	2010	2010

Operating payables	92	376
Project development payables	1,337	1,561
Equipment payables	447	1,016

Total	1,876	$2,953

(e)	Stock-Based Compensation

As at 31 January 2010, there were 1,855,000 unvested stock options with an average grant date fair value of $1.24 per option. As at 31 October 2010, there were 1,522,500 unvested stock options with an average grant date fair value of $1.12 per option. During the nine month period ended 31 October 2010, 102,500 additional stock options vested.

The intrinsic value of a stock option is the difference between the current market price for PolyMet’s common shares and the exercise price of the option. At 31 October 2010, the aggregate intrinsic value of vested and unvested stock options, based on the 29 October 2010 closing price for PolyMet’s common shares of US$1.85 was $1,754,000.

The weighted average remaining contractual term of all stock options outstanding as at 31 October 2010 is 3.02 years. The weighted average remaining contractual term of all stock options vested as at 31 October 2010 was 2.91 years.

The unrecognized compensation cost for non-vested stock options at 31 October 2010 was $251,000. The weighted average period over which it is expected to be recognized is 2.75 years.

PolyMet records stock-based compensation expense as a separate line item in the Company’s consolidated statements of loss, other comprehensive loss and deficit. If stock-based compensation had been recorded on the same line as cash compensation for the individuals who received the stock options, negative $169,000 for the nine months ended 31 October 2010 and $882,000 for the nine months ended 31 October 2009 would have been recorded under office and corporate wages expense.

The Company has estimated the expected life of incentive stock options to be 2.3 years based on historic option exercise patterns and the timeline for material developments in the past and anticipated in future.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2010
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

	f)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

None.